Exhibit 99.1

Delivery of First Aframax Petroleum Tanker
and Immediate Commencement of Pool Employment

August 11, 2022 – Glyfada, Greece – United Maritime Corporation (the “Company” or “United”) (NASDAQ: USEA), announced today the delivery of the previously-announced Aframax vessel acquisition, renamed M/T Parosea (the “Vessel”). The Vessel is a 114,000-deadweight (“dwt”) crude oil tanker, built in 2006 at a reputable yard in South Korea. The M/T Parosea is the first out of the 4-tanker fleet acquisition agreed by United in July 2022.

The Vessel has entered an Aframax tanker pool, operated by a leading international tanker operator.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are pleased with the prompt delivery of our first tanker vessel and the concurrent commencement of its employment in a prominent pool which tracks closely the spot earnings of the tanker sector.

“We consider the timing of the delivery to be optimal given the current earnings environment. The daily Time Charter Equivalent of the Baltic Dirty Tanker Index (“BDTI”) for Aframax stands currently in excess of $50,000 and the outlook remains firmly positive.

“We look forward to the prompt deliveries of the remaining three tankers which will further enhance the earning capacity of United. We will continue to monitor the market for accretive transactions aimed at strengthening our presence in the tanker sector.”

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. Upon delivery of its newly-acquired vessels, the Company’s fleet will consist of four tanker vessels and one dry bulk vessel with an aggregate cargo carrying capacity of approximately 616,884 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; the impact of changes in regulatory requirements or actions taken by regulatory authorities on the Company's operating or financial results; the Company's financial condition and liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; increased operating costs associated with vessel aging; vessel damage; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; dependence on affiliates of the Company’s former parent and third-party managers to operate the Company’s business; availability of crew, number of off-hire days, classification survey requirements and insurance costs; changes in the Company’s relationships with contract counterparties; potential liability from future litigation and incidents involving the Company’s vessels; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products, other types of products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its registration statement on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com